SK Growth Opportunities Corporation

228 Park Avenue S

#96693

New York, NY 10003

June 14, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SK Growth Opportunities Corporation

Registration Statement on Form S-1

File No. 333-265135

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 10, 2022, in which we requested the acceleration of the effective time of the above-referenced Registration Statement for 4:00 p.m., Eastern Time, on June 14, 2022, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective time. Thank you for your assistance in this matter.

Please contact Tamar Donikyan, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4808 if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Richard Chin
Richard Chin Chief Executive Officer